UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUNPOWER CORPORATION

(Name of Subject Company)

SUNPOWER CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

867652109

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

77 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 77 Rio Robles San Jose, California 95134 (408) 240-5500	R. Todd Johnson Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939	Jonn R. Beeson Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 851-3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed tender offer for shares of Class A Common Stock and Class B Common Stock of SunPower Corporation (“SunPower” or the “Company”) pursuant to the Tender Offer Agreement, dated April 28, 2011, by and between the Company and Total Gas & Power USA, S.A.S., an indirect wholly owned subsidiary of Total S.A.:

1.	SunPower and Total Presentation for Investor Conference Call on April 28, 2011

2.	Frequently asked questions relating to the proposed tender offer

3.	Email from Thomas H. Werner, Chief Executive Officer and President of the Company, sent to all employees on April 28, 2011

4.	Script for voicemail from Thomas H. Werner, Chief Executive Officer and President of the Company, sent to all employees on April 28, 2011

5.	Text for the Company’s website discussing the proposed tender offer

6.	Form of External Stakeholder Letter to Company Customers, Stakeholders and Suppliers

7.	Letter from Thomas H. Werner, Chief Executive Officer and President of the Company, sent to all employees on April 28, 2011

8.	Letter from Philippe Boisseau, President of Total Gas & Power USA, S.A.S., sent to Company employees on April 28, 2011

9.	Presentation for Company Employee Conference Calls on April 28, 2011

Additional Information

The documents included in this Schedule 14D-9 are for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s Class A and Class B common stock described in this Schedule 14D-9 has not commenced and will only be made pursuant to a Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents). At the time the tender offer is commenced, Total S.A. and a subsidiary of Total S.A., Total Gas & Power USA, S.A.S. (“Purchaser”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and SunPower will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Purchaser and SunPower intend to mail these documents to the stockholders of SunPower. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information relating to the tender offer and SunPower stockholders are urged to read those documents, and any amendments to those documents, carefully before making any decision with respect to the tender offer. Those materials and all other documents filed by Total S.A., Purchaser or SunPower with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing such requests to MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SunPower Corp. 77 Rio Robles, San Jose, CA 95134 or at http://investors.sunpowercorp.com/.

SunPower Forward-Looking Statements

Any statements contained in this document that are not historical facts, and the assumptions underlying such statements, are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SunPower are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements in this document include the quotes from executives of SunPower and Total S.A., the first quarter financial outlook, including the timing of any improvement in the Italian market and of the provision of any guidance for fiscal 2011, and statements concerning the parties’ ability to close the transaction, the expected closing date of the transaction, and the expected benefits from the credit support arrangements and research and development collaboration. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, uncertainties as to the timing of the tender offer; the satisfaction of closing conditions, including the receipt of regulatory approvals; the failure to retain key SunPower employees, contracts or governmental benefits; customer and partner uncertainty regarding the anticipated benefits of the transaction; whether certain industry segments will grow as anticipated; actual or proposed regulatory changes, including in Italy; the competitive environment among providers of renewable energy; and other risks detailed in SunPower filings with the SEC, including those discussed in SunPower´s annual report on Form 10-K for the year ended January 2, 2011 which is on file with the SEC and available at the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. SunPower is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this document.

© 2011 SunPower Corporation SunPower and Total Conference Call April 28, 2011 1. SunPower and Total Conference Presentation for Investor Call on April 28, 2011 © 2011 SunPower Corporation

© 2011 SunPower Corporation
Safe Harbor Statement
2
Any statements contained in this document that are not historical facts, and the assumptions underlying such statements, are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of
1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,”
“predict,” “should” and “will” and similar expressions as they relate to SunPower are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations.  Forward-looking statements in this document include the first quarter financial outlook, including the timing of any improvement in the Italian market and of the provision of any guidance for fiscal 2011, and statements concerning the parties’ ability to close the transaction, the expected closing date of the transaction, and the expected benefits from the credit support arrangements and research and development collaboration. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, uncertainties as to the timing of the tender offer; the satisfaction of closing conditions, including the receipt of regulatory approvals; the failure to retain key SunPower employees contracts or governmental benefits; customer and partner uncertainty regarding the anticipated benefits of the transaction; whether certain industry segments will grow as anticipated; actual or proposed regulatory changes, including in Italy; the competitive environment among providers of renewable energy; and other risks detailed in SunPower filings with the SEC, including those discussed in SunPower´s annual report on
Form 10-K for the year ended January 2, 2011 which is on file with the SEC and available at the SEC's website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates.  SunPower is not obligated, and does not intend, to update these forward-
looking statements to reflect events or circumstances after the date of this document.

© 2011 SunPower Corporation
SunPower and Total Relationship Rationale
Long-term alignment with strategic investor who shares vision and strategy
$1 billion credit support agreement accelerates our long-term growth plan
– Increases availability to additional and lower-cost capital
– Makes available up to $400 MM restricted cash and cash held as LC collateral
– Accelerates growth in development and upstream investments
Total as an investor and partner
– Total’s investment horizon is measured in decades rather than quarters
– Expands SunPower’s R&D capacity through joint collaboration agreement
– Total’s footprint spans 130 countries expanding SunPower’s market access
3

© 2011 SunPower Corporation
Total S.A.
Global energy producer and provider:
– 2010 Adjusted Net Income of $13.6 billion
– 2010 Gross Investments of $21 billion
– 93,000 employees
Total’s investment rationale in SunPower
– Shared vision, best technology, vertical integration, strong people and culture
Total’s renewable energy strategy:
– Strategic investments  in solar: polysilicon, cells, modules, systems
– Significant global R&D partnerships
– Priority investment area as part of approach to tackle climate change
4

© 2011 SunPower Corporation
Tender Offer Summary
Structure: Tender offer for 60% of Class A and B shares at $23.25/share in cash
Pro-ration if greater than 60% tendered
SunPower stock will continue to trade publicly
Non-dilutive to current SPWR investors
Conditions: Total beneficially owning at least a majority of each class of common stock
HSR and EU antitrust clearance
Customary closing conditions
Tender offer opens within 10 business days
Must be open for at least 20 business days thereafter
Additional details to be contained in tender offer filings
Governance: Total holds 6 of 11 board seats, retain 4 SunPower Directors and CEO
CEO, Tom Werner, to be named Chairman
Management: Current SunPower management will continue to operate the company
Share Structure: Plan to combine A and B shares later in year; Total supports combination
Tenesol: Non-binding LOI for SunPower to acquire Tenesol
5

© 2011 SunPower Corporation
Credit Support Agreement
Up to $1 billion in Total S.A. corporate guarantees available to SunPower for LCs related to UPP and Large Commercial projects for 5 years
Expected benefits include:
– Up to $400 MM reduction in restricted cash, cash held for LC collateral
– Lower cost financing
– Access to new financing sources
– Less restrictive debt covenants
Post closing, SunPower will be a consolidated subsidiary of Total
SunPower will access the financial markets in collaboration with Total’s
Treasury team: greatly enhanced banking relationships
6

© 2011 SunPower Corporation
Compelling Opportunity for Shareholders
Opportunity to
realize value
today…
…while retaining an
ongoing equity stake
in a stronger
SunPower
7
$23.25 per share for 60% of SunPower's A and B shares
Implied premium
A share B share
price price
4/27/2011 close 46% 49%
10-day average 47% 50%
52-week high 27% 30%
Credit support provides substantial value to equity holders:
– Improved credit profile to achieve the full value of the UPP pipeline
– Frees up to $400 million of cash; no collateral going forward
– De-risks SunPower’s business model substantially
Structure features continuity in the SunPower organization:
– Existing management  in place to grow the business
– Maintain public currency
Further benefits of Total affiliation:
– Acceleration of business plan with resources of large, global parent
– R&D affiliation and market access

© 2011 SunPower Corporation
First Quarter Financial Outlook
Q1 2011 Revenues expected to be approx. $450 million
Italian project revenues shifted into Q2/Q3; awaiting final decree
Q1 Non-GAAP EPS estimated to be in line with previous guidance of
$0.15 - $0.21 per share; closer to $0.15 end of range
Complete details to be provided on May 12
th
Q111 earnings
conference call
8

© 2011 SunPower Corporation

2.	Frequently asked questions relating to the proposed tender offer

SunPower/Total FAQs

Q. Are we being acquired?

A.	Total’s transformational investment in SunPower positions us for continued long-term growth and success. Total plans to acquire a 60% ownership of SunPower. We will continue to be a publicly traded company for the remainder of the stock. SunPower will remain managed by the current management team. After SunPower went public, Cypress owned a majority of outstanding shares for several years while the rest were publicly traded.

Q. Is Total planning to buy the remainder of SunPower’s shares?

A.	Under the terms of an affiliation agreement signed with SunPower, there are multiple restrictions on Total’s ability to increase its ownership percentage that change over the next several years, including a requirement that until the end of 2014, the independent directors separately approve a full acquisition. Please refer to our public 8-K filing or contact the Legal Department for a description of these restrictions.

Q. Are we in trouble financially?

A:	No. This transaction is about the future, and intended to provide SunPower with the resources necessary to (1) emerge as a PV industry winner and (2) accelerate achieving our vision to change the way the world is powered.

Q. Why did Total decide to invest in SunPower?

A:	Total screened more than 200 PV companies as potential strategic partners. After substantial analysis, Total concluded that SunPower was the most qualified potential partner with shared values, cutting edge technology, a common strategic vision, and a strong management and employee culture. We believe that SunPower and Total are complimentary in terms of assets, geographical presence and R&D.

Q. How does this compare with Cypress owning a majority of SunPower?

A:	Cypress held a majority of SunPower shares with voting control of the company for several years after we went public. As with Cypress, we expect to gain benefits from operational collaboration between SunPower and Total. The companies have signed an R&D framework agreement, for example. To the extent there are any “related-party” conflict of interest transactions between the companies, our independent (non-Total) board members will need to first analyze and approve the relationship to ensure it is in the best interest of SunPower and its stockholders.

Q. Isn’t there an inherent philosophical conflict in teaming with an oil company?

A:	The management team believes that we can accelerate achieving our mission of deploying 10 GW by 2015 and our vision, to change the way the world is powered, by teaming with one of the world’s largest energy companies. The credit support agreement and Total’s ownership stake is expected to significantly strengthen our company, accelerate our success in the marketplace, and allow SunPower to be in a comparatively strong position relative to our solar competitors in the increasingly competitive solar sector.

Total is a global energy producer and provider, helping to meet energy demand responsibly while promoting lower use and tackling climate change. Total has been active in the solar market since the early 80’s and continues to develop renewable and solar energy in particular. As an energy producer and provider, Total wants to improve the way the world is supplied with energy by bringing cleaner fuels and cleaner electricity and promoting energy efficiency. Total is striving to diversify its supply to help meet growing energy demand in the long term and is committed to become a worldwide leader in renewable energy.

Q. How will this change the way we do business?

A:	We expect the vast majority of employees will experience no change in their daily jobs or the way SunPower conducts business overall. It is possible that at senior management levels there will be regular interactions with Total management to assess SunPower’s business performance and explore additional collaboration opportunities.

Q. Should we expect any changes in our top leadership?

A:	We do not plan any leadership changes. Total has strong confidence in SunPower’s current management and team.

Q. Will there be layoffs or changes to employment terms from this announcement?

A:	The commitment for investment and capital and R&D support from Total is about positioning SunPower for long-term success. There will be no layoffs because of this transaction; it makes us financially stronger.

Q. Will we be consolidating SunPower offices into Total offices or otherwise integrating operations?

A:	We have no plans to do this.

Q. Will SunPower stock continue to be traded on NASDAQ?

A:	Yes.

Q. How will R&D cooperation be managed?

A:	SunPower R&D will continue on its current R&D roadmap under current leadership. In addition, SunPower and Total will establish a joint R&D Strategic Committee to identify mid and long-term R&D opportunities and roadmaps, and to determine areas that would lend themselves to joint R&D between SunPower and Total’s central research labs.

We believe this collaboration will expand the scope and resources available to SunPower. R&D projects defined though this process will require unanimous approval by the committee – which will include equal representation by SunPower employees. It is expected that both SunPower and Total will contribute resources (people, facilities, and funding) to support these opportunities and that SunPower would commercialize the successful outputs of this joint collaboration. Collaboration which constitutes a conflict of interest transaction with Total will also need to be approved by SunPower’s independent board members.

Q. Who owns your IP? Can they use your IP to produce at their facilities?

A:	SunPower will own its IP developed internally. Any transactions with Total, including those involving IP, will be handled as is customary between independent companies.

Q. Does SunPower plan to buy Tenesol?

A:	Tenesol is a solar panel manufacturer and system developer based in France. Total is in the process of increasing its ownership of Tenesol to 100%. Tenesol could potentially be rolled into SunPower. SunPower and Total are negotiating for the sale of Tenesol to SunPower based on a non-binding term sheet. However, any such acquisition will require an “arms-length” process, normal due diligence and independent evaluation and approval by our outside directors.

Q. When is the Total transaction complete? What does ‘closing’ mean?

A:	We have signed agreements, including a tender offer agreement and a credit support agreement (among others). But Total will not actually take ownership of its SunPower shares, and the credit support agreement and governance arrangements will not take effect, until and unless certain closing conditions are satisfied. Key closing conditions include the following: (1) more than 50% of each class of stock (A & B) accept Total’s purchase offer, (2) antitrust approvals are received in the US and the EU, and (3) SunPower does not experience a material adverse affect before closing.

Q. How do employees participate in the tender?

A:	Employees will each receive a form that you may complete, indicating how many of your vested shares (or shares you acquire through exercise of your options before the tender offer closes) you wish to sell in the tender offer before its stated deadline. Please contact Stock Plan Services or the Legal Department for further questions.

Q. When are blackouts lifted?

A:	For those subject to the regular earnings blackout, the blackout will be lifted on its normal schedule – this quarter May 16th. Those on the blackout will be able to offer their shares either before or after the blackout, because the close of the sale of your tendered shares will not occur during the blackout period.

Q. How will we be able to use Total in funding our deals?

A.	Total’s credit support agreement and the overall ownership stake held by Total are the principal sources of financial support. Because Total, one of the world’s largest companies, enjoys a high credit rating, we expect SunPower will be able to access loans, letters of credit and other credit arrangements from banks on terms much more favorable than today. In addition, as an alternative to these arrangements, under the credit support agreement Total will under defined conditions guarantee letters of credit issued by banks to SunPower in its UPP and large commercial segments.

Q. Why is Total not simply acquiring 100% instead of just a 60% stake?

A:	Both companies felt that a strategic investment from Total was the perfect course as it will enable us to drive our future growth with a very supportive partner while maintaining our operational autonomy and entrepreneurial spirit.

Q. Why do you think now is the right time to enter into a transaction like this one?

A:	This transaction is about the future, and intended to provide SunPower with the resources necessary to (1) emerge as a PV industry winner and (2) accelerate achieving our vision to change the way the world is powered. Total is very committed to solar and measures its investments over decades, not quarters.

Additional Information

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s Class A and Class B common stock described in this announcement has not commenced and will only be made pursuant to a Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents). At the time the tender offer is commenced, Total S.A. and a subsidiary of Total S.A. (“Purchaser”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and SunPower will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Purchaser and SunPower intend to mail these documents to the stockholders of SunPower. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information relating to the tender offer and SunPower stockholders are urged to read those documents, and any amendments to those documents, carefully before making any decision with respect to the tender offer. Those materials and all other documents filed by Total, Purchaser or SunPower with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing such requests to MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SunPower Corp. 77 Rio Robles, San Jose, CA 95134 or at http://investors.sunpowercorp.com/.

SunPower Forward-Looking Statements

Any statements contained in this document that are not historical facts, and the assumptions underlying such statements, are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SunPower are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements in this document include guidance for fiscal 2011, statements concerning the parties’ ability to close the transaction, the expected closing date of the transaction, and the expected benefits from the credit support arrangements and research and development collaboration. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, uncertainties as to the timing of the tender offer; the satisfaction of closing conditions, including the receipt of regulatory approvals; the failure to retain key SunPower employees, contracts or governmental benefits; customer and partner uncertainty regarding the anticipated benefits of the transaction; whether certain industry segments will grow as anticipated; the competitive environment among providers of renewable energy; and other risks detailed in SunPower filings with the SEC, including those discussed in SunPower´s annual report on Form 10-K for the year ended January 2, 2011 which is on file with the SEC and available at the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. SunPower is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this document.

3. Email from Thomas H. Werner, Chief Executive Officer and President of the Company, sent to all employees on April 28, 2011

Dear Team:

I have news about a transformational investment in SunPower. We have announced a set of strategic agreements with Total, the global energy producer and provider, to accelerate growth in the increasingly competitive solar sector.

These agreements include a tender offer by Total for up to 60 percent of SunPower’s outstanding A and B shares and up to $1 billion credit support agreement that will free-up SunPower’s restricted cash and cash used for collateral.

In addition, we expect to benefit from expansion of our R&D with their collaboration, as well as jointly look at market development opportunities across their global footprint of 130 countries.

These agreements will accelerate our growth and help us change the way the world is powered.

This is an exciting day for SunPower and the future of solar. Our company will immediately benefit from Total’s global presence and credit support, as we grow our business around the world.

SunPower will continue to be led by its current management team and Total will name six of the 11 Directors on the Board after the close of the tender offer.

Total’s investment is based on SunPower’s leading position in designing, manufacturing and delivering the world’s highest efficiency, highest reliability solar systems with guaranteed performance.

I look forward to speaking with you about this news.

For more information, please see SunPower’s and Total’s joint press release from April 28, 2011 and related SEC filings, available from our investor relations webpage here: http://investors.sunpowercorp.com/

Please send all media inquiries to Helen Kendrick, as we have stringent regulatory criteria we need to abide by in communicating externally during a tender offer process, whether to a magazine reporter or on social media. Please decline to comment.

MySunPower/SPMLWeb:

To answer your questions, we have posted several items on My SunPower and SPML Web including:

•	a letter from me to all of you;

•	a set of expected questions with answers;

•	a presentation that explains the agreements and what changes and what doesn’t;

•	a letter from Philippe Boisseau, president of Total’s Gas and Power Division; and

•	a letter that you may use with customers, suppliers and other stakeholders to describe our announcement.

Conference Calls and Meetings:

We invite you to join us on the investor webcast scheduled for 2:00 p.m. PDT on Thursday, April 28, or listen to the archived version. Either can be accessed on the investor relations webpage, under “Investor Events and Presentations.” In addition, I will be leading phones calls for Europe and the U.S. on Friday morning – please look for a calendar invitation.

Marty will be leading meetings in the Philippines while Philippe will join me in San Jose and Richmond for town hall meetings the same day. Regional leaders in Europe and New Jersey will lead town hall meetings in each office.

I expect you to have many questions, which we hope to answer with the information we’ve made available, on a conference call, or in a town hall meeting.

As you review the materials and have questions, we invite you to send them to Jenny Strauss at employeecomm@sunpowercorp.com. She will maintain your anonymity and track the questions so we can offer answers during town hall meetings.

I look forward to speaking with you about this important investment in SunPower which will accelerate our path to achieve our vision and mission.

Tom

4. Script for voicemail from Thomas H. Werner, Chief Executive Officer and President, sent to all employees via email on April 28, 2011

Hello SunPower Team,

This is Tom Werner.

Today I have some exciting news for you: we have just announced a transformational investment in SunPower. We have just announced a set of strategic agreements with Total, the global energy producer and provider, to accelerate growth in the increasingly competitive solar sector.

These agreements include a tender offer by Total for up to 60 percent of SunPower’s outstanding A and B shares and up to $1 billion credit support agreement that will free-up SunPower’s restricted cash and cash used for collateral.

In addition, we expect to benefit from expansion of our R&D with their collaboration, as well as jointly look at market development opportunities across their global footprint of 130 countries.

These agreements will accelerate our growth and further improve our financial strength.

SunPower will immediately benefit from Total’s global presence and credit support, as we grow our business faster around the world.

Total’s investment is based on SunPower’s leading position in designing, manufacturing and delivering the world’s highest efficiency, highest reliability solar systems with guaranteed performance.

For more information, please see my email to you which identifies where you can find additional information on our website, MySunPower and SPMLWeb, and a series of conference calls and town hall meetings we’ve scheduled for today and tomorrow.

I look forward to speaking with you about this investment in SunPower which will accelerate our growth and solidify our leading position in the industry.

Thanks for sharing our vision to change the way power is made.

I appreciate your contributions.

5. Text for the Company’s website discussing the proposed tender offer

SunPower and Total, the global energy producer and provider, have announced a transformational investment by Total in SunPower. The companies have signed a set of strategic agreements to accelerate SunPower’s growth in the increasingly competitive solar sector.

These agreements include a tender offer by Total for up to 60 percent of SunPower’s outstanding A and B shares and up to $1 billion credit support agreement that will free-up SunPower’s restricted cash and cash used for collateral.

These agreements will accelerate SunPower’s growth and further improve its financial strength.

This is an exciting day for SunPower and the future of solar. SunPower, led by its current management team, will immediately benefit from Total’s global presence and credit support, as it grows its business around the world.

Total’s investment is based on SunPower’s leadership position in designing, manufacturing and delivering the world’s highest efficiency, highest reliability solar systems with guaranteed performance.

For more information, please see SunPower’s and Total’s joint press release from April 28, 2011 and related SEC filings.

6. Form of External Stakeholder Letter to Company Customers, Stakeholders and Suppliers

Dear [Customer/Stakeholder/Supplier],

We have just announced a transformational investment in SunPower: the company has announced a set of strategic agreements with Total, the global energy producer and provider, to accelerate growth in the increasingly competitive solar sector.

These agreements include a tender offer by Total for up to 60 percent of SunPower’s outstanding A and B shares and up to $1 billion credit support agreement that will free-up SunPower’s restricted cash and cash used for collateral.

In addition, we expect to benefit from expansion of our R&D with their collaboration, as well as jointly look at market development opportunities across their global footprint of 130 countries.

These agreements will accelerate our growth and further improve our financial strength.

This is an exciting day for SunPower and the future of solar. SunPower, led by our current management team, will immediately benefit from Total’s global presence and credit support, as we grow our business around the world.

Total’s investment is based on SunPower’s leading position in designing, manufacturing and delivering the world’s highest efficiency, highest reliability solar systems with guaranteed performance.

For more information, please see SunPower’s and Total’s joint press release from April 28, 2011 and related SEC filings, available from our investor relations webpage here: http://investors.sunpowercorp.com/

I look forward to speaking with you about this investment in SunPower which will accelerate our growth and solidify our leading position in the industry.

Best regards,

[Employee]

7. Letter from Thomas H. Werner, Chief Executive Officer and President of the Company, sent to all employees on April 28, 2011

SunPower’s vision is to change the way the world is powered.

You’re probably wondering how the announcement today about our $1 billion credit support agreements and Total’s share tender fits into our vision. The answer: through Total’s transformational investment and global presence, we will accelerate our growth plans and enable our long-term success in the increasingly competitive solar sector.

How? The short answer is that the credit support agreements will help solve the cash challenges of our rapid growth over the next five years. To really change the way the world is powered we need to grow — fast — while continuing to reduce our costs. Without a structural change, we would have to keep increasing the amount of our restricted cash, and cash held for collateral, related to project development and capacity expansion. The more cash that is restricted in use, the less we can use to invest in R&D, UPP development, capital expenditures, and other areas of our business.

Today we have up to $400 million of cash restricted in some way. Our team has been doing a great job of minimizing the cash restrictions required by our bank credit agreements, and we are now taking the logical next step of setting up a structural credit support agreement that enables our 2015, 10 gigawatt, SunPower mission and long-term success.

As we looked for strategic partners that had the balance sheet to support our rapid growth plans, we found several in the Fortune 500 who had synergies, and Total stood out. Total understands the PV space, our technology and vertical integration advantages, and lives by an investment philosophy of decades rather than quarters. We expect to benefit from expansion of our R&D with their support as well as in jointly looking at market development opportunities.

Some of you will be familiar with how we grew the company while Cypress owned all of our shares for a couple of years until we went public, and then more than half of our shares for several years post-IPO. Without Cypress we could never have put Fab 1 into operation in 2004.

We were fortunate to find many great synergies with Cypress and expect to find even more opportunities to collaborate with Total. Working with Cypress was a huge benefit to the company and our vision.

I am very proud of what we have and are achieving together. By the end of this year, SunPower will have deployed more than 2 gigawatts towards our mission of 10 gigawatts by 2015. This credit support agreement puts in place a key structural element that will help us meet or beat our mission.

What won’t change: Our vision/ mission/values; the management team; our systems (KIs, website, MySunPower, SPMLWeb, Oracle, benefits.) Our stock will continue to trade on NASDAQ, and our employees will continue to participate in stock price improvements over time. We will enjoy immediate and substantial economic benefits through our association with a major investment grade investor.

What will change: Shortly after the tender closes, access to up to $400 million in cash that is currently restricted; collaboration with Total to capitalize on their global banking relationships; the delivery of a significant premium to stockholders who accept Total’s tender offer; a larger board of directors, with a majority of positions held by Total and the rest by current Board members; access to Total’s R&D capabilities; and a dramatically stronger footprint to leverage in key new markets.

In short, this change is the best way to continue to build a great company and change the way the world is powered.

We expect you will have lots of questions and we welcome them.

Please join me for team conference calls and town hall and team meetings where we’ll share more information. You’ll receive call-in information as a calendar notice for each part of the world.

8. Letter from Philippe Boisseau, President of Total Gas & Power USA, S.A.S., sent to Company employees on April 28, 2011

Dear Ladies and Gentlemen,

Tom has just announced our companies’ intention to partner together with the shared goal of being a global solar energy leader.

You may be wondering who Total is and why we have decided to combine our strengths.

Total is an international energy company, not just an oil and gas company. Our mission is to supply energy, cleaner and more reliable energy, to our customers worldwide.

We have been involved in the solar industry over the past years, and expanding our solar activities has become one of our recent strategic goals. In the past four years, we have built up our solar competencies and R&D expertise. We established partnerships with innovative start-up companies, notably in the US, but were still looking for a strong strategic partner to allow us to achieve our ambition in the solar industry.

Our belief: The solar industry will be led by worldwide integrated companies that are present throughout the entire solar value chain. With SunPower we have found the partner of choice. We have found shared values, cutting edge technology, a common strategic vision, and a strong management and employee culture. Which shared values? A pioneer attitude, team spirit, innovation and integrity. As pioneers of the industry, you have written the first chapters of SunPower’s success story.

Building on our shared values and your successes, we add a financial strength, a worldwide commercial footprint and knowledge accrued from our operations in 130 countries. SunPower will continue to be managed by the existing management team, under the direction of its new board, while maintaining its own brand and culture. Together we will pave a road to success, a success for the benefit of our communities and our planet.

I look forward to speaking with you face-to-face, to explain in greater detail what I am expressing in just a few simple words today. And, of course, I will be happy to answer all your questions as well.

I am confident that together, with your help, we will lay the solid foundations for the companies’ future and enable SunPower to experience vigorous growth, pushing the boundaries of technology. My ambition, our ambition, is to open new horizons in order to bring SunPower to the forefront of the solar industry.

Philippe Boisseau

President Gas & Power

Total

SunPower Employee Conference Calls April 29, 2011 9. Presentation for Company Employee Conference Calls on April 28, 2011 © 2011 SunPower Corporation

© 2011 SunPower Corporation
Today’s Announcement
Total’s transformational investment positions us for long-term growth
– ~$1.3 billion investment in 60% of SunPower shares in the public market
– Tender offer at $23.25/share of A and B opening within 10 days
– $1 billion credit support agreement for 5 years
– Structurally resolves balance sheet constraints common to rapid growth
SunPower will maintain current leadership
– Same vision/mission/values, management team, brand, systems
We expect you will have lots of questions – resources beyond this deck:
– Letters from Tom and Philippe Boisseau, Total’s President for Gas & Power
– FAQs also on MySunPower
– Investor material on IR webpage under “Events and Presentations”
– Conference calls, team meetings tomorrow
2

© 2011 SunPower Corporation
SunPower and Total Relationship Rationale
Long-term alignment with strategic investor who shares vision and strategy
$1 billion credit support agreement accelerates our long-term growth plan
– Increases availability to additional and lower-cost capital
– Makes available up to $400 MM restricted cash and cash held as LC collateral
– Accelerates growth in development and upstream investments
Total as an investor and partner
– Expands R&D capacity through joint collaboration agreement
– Total’s footprint spans 130 countries expanding SunPower’s market access
3

© 2011 SunPower Corporation
Total S.A.
Global energy producer and provider:
– 2010 Adjusted Net Income of $13.6 billion
– 2010 Gross Investments of $21 billion
– 93,000 employees
Total’s investment rationale in SunPower
– Shared vision, best technology, vertical integration, strong people and culture
Total’s renewable energy strategy:
– Strategic investments  in solar: polysilicon, cells, modules, systems
– Significant global R&D partnerships
– Priority investment area as part of approach to tackle climate change
4

© 2011 SunPower Corporation
What Stays the Same
Vision/Mission/Values
Brand
Leadership Team
Strategy
2011 and 2015 objectives
SPWRA and SPWRB listed on NASDAQ
Compensation and Benefits Plans/KI system
IT, Oracle, MySunPower, SPML intranet
Offices
As when Cypress invested, we plan to collaborate with Total and maintain our current leadership & entrepreneurial culture.
5

© 2011 SunPower Corporation
What Changes:
Improves SunPower’s financial structure to meet/beat growth plans
More cash available, lower cost of capital
– Accelerates our investment and CapEx opportunities
– Little to no change to OpEx, drive to meet/beat plan
Expanded access to R&D through Total’s solar R&D investments
– Joint R&D Strategic Committee decides funding
Access to 130 markets and Total customer and supplier relationships
Board of Directors
– 6 of 11 selected by Total
Several key Total people collaborate with our team – as with Cypress
6

© 2011 SunPower Corporation
Why Total?
Cash limitations can limit growth
– Competitors (e.g. Chinese) have access to subsidized government funding
– We have a lot of growth planned
– We evaluated a wide range of Fortune 500 companies as partners
– Full year of discussions with Total and others before today
Total is very serious about renewables
– $1 billion, 5-year commitment + $1.3 billion direct investment in SunPower
– Existing investments in solar and biofuels companies
– 2-year search for major solar investment – they chose SunPower
– Aligned with our strategy, shared solar vision
Solar is transitioning from initial growth surge to long-term success
– Major energy companies are investing in solar – this is transformation
– Let’s change the way the world is powered
7